Exhibit – Item 28(d)(2)

Pacific Heights Asset Management, LLC

Transamerica Center

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Telephone (415) 398-8000

Telecopier (415) 398-8091

December 14, 2021

The Board of Trustees

Permanent Portfolio Family of Funds

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Re:	Advisory Fee Waiver and Expense Assumption Agreement

Dear Trustees,

Reference is made to the Investment Advisory Contract, dated January 21, 2016 (“Contract”), by and between Pacific Heights Asset Management, LLC (“Investment Adviser”) and Permanent Portfolio Family of Funds (“Fund”), a Delaware statutory trust, on behalf of each portfolio of the Fund referenced in Appendix A attached hereto, as such Appendix may be amended from time to time (each a “Portfolio”). Shareholders of the Fund’s predecessor, Permanent Portfolio Family of Funds, Inc. (“Predecessor Fund”), a Maryland corporation, approved the Contract as part of the Plan of Reorganization pursuant to which the Predecessor Fund was reorganized into the Fund on May 25, 2016.

The Investment Adviser hereby agrees, for as long as this letter agreement is in effect, to waive its Advisory Fee (as defined in the Contract), as follows:

Short-Term Treasury Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Short-Term Treasury Portfolio, so that the Advisory Fee paid by Short-Term Treasury Portfolio does not exceed an annual rate of .6250% of the Portfolio’s average daily net assets.

Versatile Bond Portfolio. The Investment Adviser shall waive the Advisory Fee it charges to Versatile Bond Portfolio, so that the Advisory Fee paid by Versatile Bond Portfolio does not exceed an annual rate of .6250% of the Portfolio’s average daily net assets.

Neither the Fund nor any Portfolio will be required to reimburse the Investment Adviser for amounts waived or paid by the Investment Adviser pursuant to this letter agreement.

This letter agreement shall be in effect for each Portfolio from the date first written above until June 1, 2023. This letter agreement may be terminated or amended only in writing and only with the approval of the Fund’s Board of Trustees.

The Board of Trustees

December 14, 2021

This letter agreement is made and is to be performed in the State of Delaware, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware other than the conflict of laws provision thereof.

If you are in agreement with the foregoing, please sign the form of acceptance and return the same to us.

Very truly yours,

PACIFIC HEIGHTS ASSET MANAGEMENT, LLC

By:	/s/ Michael J. Cuggino
Michael J. Cuggino
Manager

Accepted and Agreed:

PERMANENT PORTFOLIO FAMILY OF FUNDS,

on behalf of each Portfolio identified herein

By:	/s/ Hugh A. Butler
Independent Trustee

By:	/s/ Roger Doebke
Roger Doebke
Independent Trustee

Appendix A

Short-Term Treasury Portfolio

Versatile Bond Portfolio

Dated: December 14, 2021